UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Augmedix, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

05105P107

(CUSIP Number)

Michele Lau

SVP, Corporate Secretary

Associate General Counsel - Corporate, Governance & Transactions

McKesson Corporation

6555 State Hwy 161

Irving, TX 75039

(972) 446-4800

With a copy to:

G. Scott Lesmes, Esq.

Morrison & Foerster LLP

2000 Pennsylvania Avenue NW, Suite 6000

Washington, D.C. 20006

(202) 887-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05105P107

1.	Names of Reporting Persons. McKesson Ventures LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power
	8.	Shared Voting Power 4,238,999(1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,238,999(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,238,999(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.06%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Includes 3,935,106 shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer owned directly and 303,893 shares of Common Stock underlying the Warrant (as defined in Item 6) that is currently exercisable.

(2)

This calculation is based on 26,096,986 shares of Common Stock outstanding as of October 5, 2020, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on October 9, 2020, plus the shares underlying the Warrant.

CUSIP NO. 05105P107

1.	Names of Reporting Persons. McKesson Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power
	8.	Shared Voting Power 4,238,999(1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,238,999(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,238,999(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.06%(2)
14.	Type of Reporting Person (See Instructions) CO, HC

(1)	Includes 3,935,106 shares of Common Stock of the Issuer owned directly and 303,893 shares of Common Stock underlying the Warrant that is currently exercisable.
(2)

This calculation is based on 26,096,986 shares of Common Stock outstanding as of October 5, 2020, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on October 9, 2020, plus the shares underlying the Warrant.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”) of Augmedix, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal business office is located at 1161 Mission Street, Suite LL, San Francisco, CA 94103.

Item 2. Identity and Background

(a) This Schedule 13D is filed by McKesson Corporation (“McKesson”) and McKesson Ventures LLC (“McKesson Ventures”). McKesson Ventures, a wholly owned subsidiary of McKesson, is the direct beneficial owner of the amount of Common Stock of the Issuer as set forth in Row 10 of the cover pages of this Schedule 13D. As the parent of McKesson Ventures, McKesson may be deemed to beneficially own these shares. McKesson and McKesson Ventures are together referred to herein as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated October 15, 2020, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b) The address of the principal business office of McKesson Ventures is One Post Street, San Francisco, CA 94104 and of McKesson is 6555 State Hwy 161, Irving, TX 75039.

(c) McKesson Ventures is a limited liability company organized under the laws of Delaware, and McKesson is a corporation incorporated under the laws of Delaware. McKesson specializes in healthcare supply chain management solutions, retail pharmacy, community oncology and specialty care, and healthcare information technology. McKesson partners with life sciences companies, manufacturers, providers, pharmacies, governments and other healthcare organizations to help provide the right medicines, medical products and healthcare services to the right patients at the right time, safely and cost-effectively. McKesson Ventures is a wholly owned subsidiary of McKesson which engages in venture capital investing, focused on early stage companies in the healthcare sector.

(d)-(e) Neither the Reporting Persons nor, to the best knowledge of each of them, any of the executive officers and members of the Board of Directors of each of the Reporting Persons set forth on Schedule I hereto, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I hereto and is herein incorporated by reference.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

The source of funds for the purchase of the Issuer’s Common Stock in the Offering (as defined in Item 6) was working capital of McKesson Ventures.

Item 4. Purpose of Transaction

Purpose of the Transaction

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Plans or Proposals

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as described above, none of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the securities reported herein for investment purposes.

Item 5. Interest in Securities of the Issuer

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

(a)-(b) The responses of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule I hereto, beneficially owns any Common Stock or has the right to acquire any Common Stock.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Stock which it may be deemed to beneficially own.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule I hereto, has effected any transactions relating to the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 5, 2020, Malo Holdings Corporation (“Malo”), August Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and wholly owned subsidiary of Malo, and Augmedix, Inc., a privately held Delaware corporation (“Old Augmedix”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on October 5, 2020, Acquisition Sub merged with and into Old Augmedix (the “Merger”), pursuant to which Old Augmedix was the surviving corporation and became Malo’s wholly owned subsidiary, and all of the outstanding stock of Old Augmedix held by accredited investors was converted into shares of Malo common stock. All of Old Augmedix’s outstanding warrants, options and stock appreciation rights were assumed by Malo. Following the consummation of the Merger, Old Augmedix changed its name to “Augmedix Operating Corporation.” Malo will continue the existing business operations of Old Augmedix as a public reporting company under the name Augmedix, Inc. (the “Issuer”).

Prior to the Merger, McKesson Ventures held convertible debt, preferred stock and a warrant issued by Old Augmedix. As a result of the Merger, McKesson Ventures received in consideration for such convertible debt and preferred stock 3,268,440 shares of Common Stock of the Issuer. Further, the Issuer assumed the warrant, which was converted into a warrant to purchase 303,893 shares of Common Stock at an exercise price of $2.88 per share (the “Warrant”). The Warrant expires on September 2, 2029. The form of Warrant Agreement is provided as Exhibit 2 to this Schedule 13D.

On October 5, 2020, McKesson Ventures purchased 666,666 shares of Common Stock from the Issuer in a private placement (the “Offering”) at a purchase price of $3.00 per share.

The shares of Common Stock beneficially owned by the Reporting Persons are subject to a Registration Rights Agreement that McKesson Ventures and other investors entered into in connection with the Merger and the Offering. Pursuant to the Registration Rights Agreement, the Issuer agreed to promptly, but no later than 60 calendar days from the final closing of the Offering, file, subject to customary exceptions, a registration statement with the SEC (the “Registration Statement”), covering (i) the shares of Common Stock issued in the Offering; (ii) the shares of Common Stock issuable upon exercise of the warrants the Issuer provided to its placement agent in the Offering; (iii) the shares of Common Stock issued in the Merger to former Old Augmedix security holders, includes shares underlying options, stock appreciation rights and warrants; and (iv) 2,166,667 shares of our common stock held by the stockholders of Malo prior to the Merger ((i)-(iv) collectively, the “Registrable Shares”). The Issuer will use commercially reasonable efforts to ensure that such Registration Statement is declared effective within 150 calendar days after the final closing of the Offering. The Issuer must use commercially reasonable efforts to keep the Registration Statement effective for three years from the date it is declared effective by the SEC or until the date on which all Registrable Shares have been transferred other than to certain enumerated permitted assignees under the Registration Rights Agreement. The Registration Rights Agreement is included as Exhibit 3 to this Schedule 13D.

Jennifer Carter, a vice president at McKesson Ventures, is a member of the Issuer’s board of directors.

Item  7. Material to Be Filed as Exhibits

1. Joint Filing Agreement, dated as of October  15, 2020, by and between McKesson Corporation and McKesson Ventures LLC.

2. Form of 2019 Series B Warrant Agreement (incorporated by reference to Exhibit 4.4 of the Current Report on Form 8-K, filed by the Issuer on October 9, 2020).

3. Registration Rights Agreement, dated October  5, 2020, by and between Augmedix, Inc. and the parties thereto (incorporated by reference to Exhibit 10.8 of the Current Report on Form 8-K, filed by the Issuer on October 9, 2020).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2020

MCKESSON VENTURES LLC

By:	/s/ Michele Lau
	Name:	Michele Lau
	Title:	Vice President and Secretary

MCKESSON CORPORATION

By:	/s/ Michele Lau
	Name:	Michele Lau
	Title:	SVP, Corporate Secretary Associate General Counsel - Corporate, Governance & Transactions

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

MCKESSON VENTURES LLC AND MCKESSON CORPORATION

DIRECTORS AND EXECUTIVE OFFICERS OF MCKESSON CORPORATION

The name, function, and present principal occupation or employment of each of the directors and executive officers of McKesson Corporation are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with McKesson Corporation, (ii) the business address of each director and executive officer of McKesson Corporation is 6555 State Hwy 161, Irving, TX 75039, and (iii) each such individual identified below is a citizen of the United States.

Name	Relationship to McKesson Corporation	Present Principal Occupation
Brian S. Tyler	Chief Executive Officer, McKesson Corporation	Chief Executive Officer, McKesson Corporation

Tracy Faber	Executive Vice President & Chief Human Resources Officer, McKesson Corporation	Executive Vice President & Chief Human Resources Officer, McKesson Corporation

Nancy Flores	Executive Vice President, Chief Information Officer and Chief Technology Officer, McKesson Corporation	Executive Vice President, Chief Information Officer and Chief Technology Officer, McKesson Corporation

Tom Rodgers	Executive Vice President & Chief Strategy and Business Development Officer McKesson Corporation	Executive Vice President & Chief Strategy and Business Development Officer McKesson Corporation

Lori A. Schechter	Executive Vice President, Chief Legal Officer & General Counsel	Executive Vice President, Chief Legal Officer & General Counsel

Britt Vitalone	Executive Vice President and Chief Financial Officer, McKesson Corporation	Executive Vice President and Chief Financial Officer, McKesson Corporation

Edward A. Mueller	Director	Chairman and Chief Executive Officer of Qwest Communications International Inc., Retired

Dominic J. Caruso	Director	Executive Vice President and Chief Financial Officer of Johnson & Johnson, Retired

N. Anthony Coles, M.D.	Director	Chief Executive Officer and Chairperson of the Board of Directors, Cerevel Therapeutics, LLC

M. Christine Jacobs	Director	Chairman of the Board, President and Chief Executive Officer of Theragenics Corporation, Retired

Donald R. Knauss	Director	Chairman of the Board and Chief Executive Officer of The Clorox Company, Retired

Marie L. Knowles	Director	Executive Vice President and Chief Financial Officer of ARCO, Retired

Bradley E. Lerman	Director	Senior Vice President, General Counsel and Corporate Secretary of Medtronic

Maria Martinez	Director	Executive Vice President and Chief Customer Experience Officer, Cisco Systems, Inc.

Susan R. Salka	Director	Chief Executive Officer and President of AMN Healthcare Services, Inc.

Kenneth E. Washington	Director	Chief Technology Officer, Ford Motor Company

DIRECTORS AND EXECUTIVE OFFICERS OF MCKESSON VENTURES LLC

The name, function, and present principal occupation or employment of each of the directors and executive officers of McKesson Ventures LLC are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with McKesson Ventures LLC, (ii) the business address of each director and executive officer of McKesson Ventures LLC is One Post Street, San Francisco, CA 94104, and (iii) each such individual identified below is a citizen of the United States.

Name	Relationship to McKesson Ventures LLC	Present Principal Occupation

David Schulte	Senior Vice President and Managing Director	Senior President and Managing Director

Jennifer Carter	Vice President	Vice President

Carrie Williams	Vice President	Vice President

Michele Lau	Vice President and Secretary	Vice President and Secretary

Dana B. Allen	Assistant Secretary	Assistant Secretary

Diana Dorris	Assistant Secretary	Assistant Secretary

Kimberly M. Birt	Assistant Secretary	Assistant Secretary

Paul A. Smith	Assistant Secretary	Assistant Secretary

Perry Guinn	Assistant Secretary	Assistant Secretary

Ted Grove	Assistant Secretary	Assistant Secretary

Bernie Zidar	Assistant Secretary	Assistant Secretary

Phillina Lai	Assistant Secretary	Assistant Secretary

Thuy-An Nguyen	Assistant Secretary	Assistant Secretary